As filed with the Securities and Exchange Commission on July 2, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

FS Investment Corporation II

(Name of Subject Company)

FS Investment Corporation II

(Name of Person(s) Filing Statement)

Common Stock,

Par Value $0.001 per share

(Title of Class of Securities)

35952V 105

(CUSIP Number of Class of Securities)

Michael C. Forman

Chairman and Chief Executive Officer

FS Investment Corporation II

201 Rouse Boulevard

Philadelphia, PA 19112

(215) 495-1150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With Copies to:

Mark I. Greene, Esq.

Aaron M. Gruber, Esq.

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, NY 10019

(212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

(a) Name and Address. The name of the subject company is FS Investment Corporation II, an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended, and is incorporated in the State of Maryland (the “Company”). The address of its principal executive offices is 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112 and the telephone number of its principal executive offices is (215) 495-1150.

(b) Securities. The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s shares of common stock, par value $0.001 per share (the “Shares”). As of June 29, 2018, there were 325,465,251 Shares outstanding.

Item 2. Identity and Background of Filing Person

(a) Name and Address. The Company is the filing person and the subject company. The name, address and telephone number of the Company are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b) Tender Offer. This Schedule 14D-9 relates to the offer by MPF Northstar Fund, LP, MPF Northstar Fund 2, LP, MPF Badger Acquisition Co. 4, LLC, MacKenzie Flagship Fund 15, LLC, MPF Flagship Fund 14, LLC, MacKenzie NY Real Estate Corp. and SCM Special Fund 3, LP (the “Offerors” and, together with Mackenzie Capital Management, LP, the “Bidders”) to purchase up to 2,500,000 Shares at a purchase price equal to $5.15 per Share, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 25, 2018 (the “Offer to Purchase”) and in the related Assignment Form (together with the Offer to Purchase, the “Bidders’ Offer”), as set forth in the Tender Offer Statement on Schedule TO, filed by the Bidders with the Securities and Exchange Commission (the “SEC”) on July 2, 2018 (as amended from time to time and together with the exhibits thereto, the “Schedule TO”). Unless the Bidders’ Offer is extended, it will expire at 11:59 p.m., Pacific Time, on August 10, 2018. The foregoing summary of the Bidders’ Offer is qualified in its entirety by the Offer to Purchase.

The Bidders filed the Schedule TO; however, the Schedule TO provides that Mackenzie Capital Management, LP is named therein because it is deemed to control the Offerors but is not otherwise participating in the Offer. According to the Schedule TO, the address of the principal executive offices of the Offerors is 89 Davis Road, Suite 100, Orinda, California 94563, and the telephone number of the Offerors is (800) 854-8357.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offerors and their respective executive officers, directors or affiliates.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in: (i) the section entitled “Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, filed by the Company with the SEC on March 9, 2018 (the “Form 10-K”); (ii) the section entitled “Item 13. Certain Relationships and Related Party Transactions, and Director Independence” in the Company’s Amendment No. 1 to the Company’s Annual Report on Form 10-K, filed by the Company with the SEC on April 27, 2018 (the “Form 10K/A”); (iii) the section entitled “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in the Form 10K/A; (iv) the section entitled “Item 1A. Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, filed by the Company with the SEC on May 15, 2018 (the “Form 10-Q”); and (v) the section entitled “9. Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares” in the Company’s Offer to Purchase dated May 21, 2018, filed by the Company (as Exhibit 99(a)(1)(A) to the Company’s Schedule TO filed by the Company with the SEC on May 21, 2018) with the SEC on May 21, 2018 (the “Company Offer”). The Form 10-K, the Form 10K/A, the Form 10-Q and the Company Offer were previously made available to all of the Company’s stockholders and are available for free on the SEC’s website at www.sec.gov.

Item 4. The Solicitation or Recommendation

(a) Recommendation. The Company’s Board of Directors unanimously recommends that you reject the Bidders’ Offer and not tender your Shares. The information set forth in the letter to stockholders, dated July 2, 2018 (the “Letter to Stockholders”), a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.

(b) Reasons. The information set forth in the Letter to Stockholders, a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.

(c) Intent to Tender. After reasonable inquiry and to the best knowledge of the Company, neither the Company nor any of the Company’s executive officers, directors, affiliates or subsidiaries intends to tender or sell Shares held of record or beneficially owned by them pursuant to the Bidders’ Offer.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used

To the knowledge of the Company, neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated, or intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to the Company’s stockholders in connection with the Bidders’ Offer.

Item 6. Interest in Securities of the Subject Company

During the past 60 days prior to the filing of this Schedule 14D-9, no transactions in the Shares have been effected by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company, except in accordance with the Company’s previously announced share repurchase program, which includes the Company Offer.

Item 7. Purposes of the Transaction and Plans or Proposals

(a) The Company commenced the Company Offer on May 21, 2018. However, the Company Offer was not commenced in response to the Bidders’ Offer.

(b) Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the Bidders’ Offer that relate to a tender offer or other acquisition of the Shares by the Company, any subsidiary of the Company or any other person.

(c) Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the Bidders’ Offer that relate to, or would result in: (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(d) Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Bidders’ Offer that relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this Schedule 14D-9 (including the information incorporated herein by reference) other than historical information may contain forward-looking statements. Forward-looking statements include, but are not limited to, statements that relate to future events or the Company’s future performance or financial condition. Words such as “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words. The forward-looking statements contained in this Schedule 14D-9 involve risks and uncertainties. The Company’s actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including, but not limited to, the factors set forth in “Item 1A. Risk Factors” of the Form 10-K and the factors set forth in “Item 1A. Risk Factors” of the Form 10-Q. Other factors that could cause actual results to differ materially include changes in the economy, risks associated with the possible disruption in the Company’s operations or the economy generally due to terrorism or natural disasters and future changes in laws or regulations and conditions in the Company’s operating areas. The Company has based the forward-looking statements included in this Schedule 14D-9 on information available to the Company on the date of this Schedule 14D-9. Except as required by the federal securities laws, the Company undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. Stockholders are advised to consult any additional disclosures that the Company may make directly to stockholders or through reports that the Company may file in the future with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Item 9. Exhibits

The information under the heading “Exhibit Index” appearing after the signature page of this Schedule 14D-9 is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FS INVESTMENT CORPORATION II

/s/ Stephen S. Sypherd
Name: Stephen S. Sypherd
Title: General Counsel

Date: July 2, 2018

Exhibit Index

Exhibit No.	Description

(a)(1)	Letter to Stockholders of the Company, from Michael C. Forman, Chairman and Chief Executive Officer of the Company, dated as of July 2, 2018.

(e)(1)	The information contained under the heading “9. Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares” in the Company’s Offer to Purchase dated May 21, 2018, filed by the Company (as Exhibit 99(a)(1)(A) to the Company’s Schedule TO filed by the Company with the SEC on May 21, 2018) with the SEC on May 21, 2018, is incorporated herein by reference.

(e)(2)	The information contained under the heading “Item 1A. Risk Factors” of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, filed by the Company with the SEC on May 15, 2018, is incorporated herein by reference.

(e)(3)	The information contained under the heading “Item 13. Certain Relationships and Related Party Transactions, and Director Independence” in the Company’s Amendment No.1 to the Company’s Annual Report on Form 10-K, filed by the Company with the SEC on April 27, 2018, is incorporated herein by reference.

(e)(4)	The information contained under the heading “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in the Company’s Amendment No.1 to the Company’s Annual Report on Form 10-K, filed by the Company with the SEC on April 27, 2018, is incorporated herein by reference.

(e)(5)	The information contained under the heading “Item 1A. Risk Factors” of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed by the Company with the SEC on March 9, 2018, is incorporated herein by reference.